                                  EXHIBIT 11
                          QMS, INC. AND SUBSIDIARIES
             STATEMENT RE COMPUTATION OF PER SHARE EARNINGS (LOSS)



(in thousands, except
per share amounts)                October 3,      September 27,   September 29,
                                     1997             1996            1995
                                  -----------     ------------    ------------

Net Income (Loss)                  $(26,122)         $4,253         $(44,286)
                                   ========          ======         ========


Shares used in this computation:
 Weighted average common shares
  outstanding                        10,696          10,678           10,677

 Shares applicable to stock options, net
  of shares assumed to be purchased
  from proceeds at average market         0              44                0
                                     ------         -------           ------

Total shares for earnings per common
 share computation (primary)         10,696          10,722           10,677

 Shares applicable to stock options in
  addition to those used in primary
  computation due to the use of period-
  end market price when higher than
  average                                 0              33                0
                                     ------         -------           ------

Total fully diluted shares           10,696          10,755           10,677
                                     ======          ======           ======


Earnings (loss) per common share
 Primary:
  Net income (loss)                  ($2.44)        $  0.40           ($4.15)
 Fully Diluted:
  Net income (loss)                  ($2.44)        $  0.40           ($4.15)

 Weighted average number of shares
 used in computing earnings per share:
  Primary                            10,696          10,722           10,677
  Fully diluted                      10,696          10,755           10,677